August 13, 2019

A. T. (Trem) Smith
President and Chief Executive Officer
Berry Petroleum Corporation
16000 N. Dallas Parkway, Suite 500
Dallas, TX 75248

       Re: Berry Petroleum Corporation
           Registration Statement on Form S-3
           Filed August 9, 2019
           File No. 333-233207

Dear Mr. Smith:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
Resources